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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37469



RECEIVED
MAR 3 1 2003
187

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/02 (MM/DD/YY) AND ENDING 01/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Roberts & Ryan Investments Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

57 Post Street, Suite 614
(No. and Street)

San Francisco, CA 94111
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel W. Roberts (415) 956-2000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bruno & Bruno
(Name — if individual, state last, first, middle name)

391 Taylor Blvd., Suite 105 Pleasant Hill, CA 94523
(Address) (City) (State) (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 28 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Daniel W. Roberts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Roberts & Ryan Investments Inc., as of January 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public


PHYLLIS SECOSKY
Commission # 1319514
Notary Public - California
Marin County
My Comm. Expires Sep 29, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
MAR 3 1 2003
WASH, D.C.
187
SECTION

Roberts and Ryan Investments Inc.

Financial Statements

Year Ended January 31, 2003

Roberts and Ryan Investments Inc.
Financial Statements
and
Accountants' Report

Contents

BRUNO & BRUNO
Certified Public Accountants
391 Taylor Blvd., Suite 105
Pleasant Hill, California 94523
Telephone (925) 676-1960 Fax (925) 676-6339
e-mail: bob@brunoandbruno.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder of
Roberts and Ryan Investments Inc.

We have audited the accompanying balance sheet of Roberts and Ryan Investments Inc. (a California corporation) as of January 31, 2003 and the related statements of income and retained earnings, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Roberts and Ryan Investments Inc. as of January 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Exhibit A is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

March 13, 2003
Pleasant Hill, California



Roberts and Ryan Investments Inc.
Balance Sheet
January 31, 2003

Assets

Cash	$ 39,122
Certificates of deposit	105,051
Receivable from broker-dealers and clearing organizations	195,987
Securities owned: marketable at market value	67,159
Prepaid expense	859
Total current assets	408,178
Equipment	
Furniture and equipment	33,735
Less accumulated depreciation	(26,325)
Equipment – net	7,410
Other assets	
Securities owned – not readily marketable at estimated fair value	16,302
Security deposit	800
Total other assets	17,102
Total assets	$ 432,690

The accompanying notes are an integral part of these financial statements.

Roberts and Ryan Investments Inc.
Balance Sheet
January 31, 2003

Liabilities and Stockholder's Equity

Accounts payable	$ 5,227
Accrued expenses	64,879
Income tax payable	663
Deferred income taxes	322
Total current liabilities	71,091
Stockholder's equity	
Capital stock	70,000
Additional paid-in capital	3,850
Retained earnings	287,749
Total stockholder's equity	361,599
Total liabilities and stockholder's equity	$ 432,690

The accompanying notes are an integral part of these financial statements.

Roberts and Ryan Investments Inc.
Statement of Income and Retained Earnings
For the Year Ended January 31, 2003

Revenues	
Commissions	$ 614,088
Total revenues	614,088
Expenses	
Advertising	1,639
Automobile	5,699
Commissions	231,537
Computer services	2,794
Depreciation	4,601
Dues and subscriptions	491
Insurance	2,069
Legal and accounting	21,707
Miscellaneous	4,348
Office supplies	8,174
Outside service	1,285
Payroll and other taxes	16,645
Pension	26,899
Rent	21,451
Salaries	236,103
Telephone	10,784
Travel and promotion	14,988
Total expense	611,214
Other income (expense)	
Interest	6,656
Income before income taxes	9,530
Income taxes	4,122
Net income	5,408
Beginning retained earnings	282,341
Ending retained earnings	$ 287,749

The accompanying notes are an integral part of these financial statements.

Roberts and Ryan Investments Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended January 31, 2003

	Capital Stock	Additional Paid In Capital	Retained Earnings	Total
Balances at February 1, 2002	$ 70,000	$ 3,850	$ 282,341	$ 356,191
Net income	—	—	5,408	5,408
Balances at January 31, 2003	$ 70,000	$ 3,850	$ 287,749	$ 361,599

The accompanying notes are an integral part of these financial statements.

Roberts and Ryan Investments Inc.
Statement of Cash Flows
For the Year Ended January 31, 2003

Cash flows from operating activities	
Net income	$ 5,408
Adjustments to reconcile net income to net cash provided (used) by operating activities	
Deferred income taxes	417
Depreciation	4,601
(Increase) decrease in:	
Receivable from broker-dealers and clearing organizations	(161,346)
Securities owned – marketable	8,981
Prepaid expenses	5,026
Increase (decrease) in:	
Payable to broker-dealers and clearing organizations	(10,905)
Accounts payable	425
Accrued expense	43,884
Income tax payable	663
Net cash provided (used) by operating activities	(102,846)
Cash flows from investing activities:	
Decrease in investments	52,404
Increase in other assets	(800)
Net cash provided (used) by investing activities	51,604
Net decrease in cash	(51,242)
Cash balance at beginning of year	90,364
Cash balance at end of year	$ 39,122
Supplementary information	
Cash paid for taxes	$ 0
Cash paid for interest	$ 0

The accompanying notes are an integral part of these financial statements.

Roberts and Ryan Investments Inc.
Notes to the Financial Statements
For the Year Ended January 31, 2003

Note 1 – Summary of Significant Accounting Policies

Organization

The Company was incorporated in the State of California on February 23, 1987, and began operations on June 21, 1987. The Company is a Broker Dealer and is engaged in selling general securities, limited partnership interests, mutual funds and bonds, primarily in Northern California.

Method of Accounting

The financial statements are prepared on the accrual method of accounting.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all temporary cash investments purchased with a maturity of three months or less to be cash equivalents.

Receivable from Broker-Dealers and Clearing Organizations

Commissions receivable are stated at full value, no provision has been made, as all accounts are deemed to be fully collectible. Therefore, no allowance for doubtful accounts was recorded.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation of furniture and equipment is computed on the straight-line method over the estimated useful lives of the assets, which is five years. Total depreciation expense for the year is $4,601.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising costs for the year ended January 31, 2003 was $1,639.

Roberts and Ryan Investments Inc.
Notes to the Financial Statements
For the Year Ended January 31, 2003

Note 1 – Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Pension

The Company has a pension plan consisting of a Money Purchase Pension Plan and a Profit Sharing Plan. To be eligible the employee must be 21 years of age and have 2 years of service with the Company. The Money Purchase Pension Plan contribution is ten percent (10%) of the eligible employee compensation. The contribution to the Money Purchase Pension Plan for the year amount to $13,499. The Profit Sharing Plan is discretionary and is determined by the Company's Board of Directors. The Board of Directors has determined to fund $13,400 for the current year. It is the Company's policy to fund the pension costs annually.

FDIC Insurance Limits

The Company had funds in excess of the $100,000 federally insured limits on deposit at financial institutions during the period.

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Roberts and Ryan Investments Inc.
Notes to the Financial Statements
For the Year Ended January 31, 2003

Note 2 – Income Taxes

The provision for taxes on income consists of the following:

Federal	$ 1,985
State	1,720
Deferred	417
Provision for taxes on income – net	$ 4,122

At January 31, 2003, the Company had net operating loss carryforwards of approximately $6,285, expiring in the year 2020.

Income taxes are provided on income reported in the financial statements. Deferred taxes are provided in accordance with Financial Accounting Standards No. 109. The total change in deferred income tax balance as of January 31, 2003 was $417.

The Company's deductible temporary and taxable temporary difference consist of accrual to cash adjustments, vacation accrual and unused losses.

For January 31, 2003, it is reasonably certain that all deductible temporary differences and taxable temporary differences will reverse in future years. Therefore, no valuation allowance is needed. Using the minimum applicable federal and state tax rates each year, the deferred tax assets and liabilities are as follows:

Total current deferred tax assets	$ 1,861
Total current deferred tax liabilities	(2,183)
Net current deferred tax liabilities	$ (322)

Roberts and Ryan Investments Inc.
Notes to the Financial Statements
For the Year Ended January 31, 2003

Note 3 – Accrued Expenses

Accrued expenses consist of the following:

Pension	$ 26,899
Vacation	5,000
Commissions	32,980
	$ 64,879

Note 4 – Investments

The Company invests in corporate equity and debt securities. Investments consist of stock purchases, U. S. Treasury bills and certificates of deposit. The Company invested in the initial offering in NASDAQ stock, this stock is not publicly traded and is recorded at cost which approximates market value.

	Current Assets	Long-term Assets	Total
NASDAQ stock 1300 shares		$ 16,302	$16,302
Certificate of deposit 1.29% matures 06/12/03	55,081		55,051
Certificate of deposit 1.29% matures 07/23/03	50,000		50,000
	$ 105,051	$ 16,302	$121,353

Note 5 – Securities Owned – Marketable at Market Value

Marketable securities owned and not yet sold consist of trading and investment securities at market values, as follows:

70,000 Corporate bonds	$ 48,019
500 Stock	19,140
	$ 67,159

Roberts and Ryan Investments Inc.
Notes to the Financial Statements
For the Year Ended January 31, 2003

Note 6 – Office Lease

The Company has entered into an office lease which expires on February 28, 2004, total rent expense for the year amounted to $21,451. The minimum lease payments due over the remaining life of this lease is as follows:

2004	$ 18,000
2005	1,500
	$ 19,500

Note 7 – Related Party Transactions

The Company is the Trustee for the pension plan.

The sole shareholder purchased 300 shares of stock for the Company. The total cost of these shares amounted to $3,300. At January 31, 2003, the shareholder had not been reimbursed and the amount is included in accounts payable.

Note 8 – Common Stock

At January 31, 2003, 1,000,000 shares of no par stock were authorized and 600,000 shares were issued and outstanding.

Roberts and Ryan Investments Inc.
Notes to the Financial Statements
For the Year Ended January 31, 2003

Note 9 – Reconciliation of Net Capital Computed to Audited Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rules (Rule 15c 3-1), which requires the maintenance of minimum net capital and require the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At January 31, 2003, the Company had net capital of $308,530, which was $200,530 in excess of the required net capital of $100,000, the percent of aggregate indebtedness to net capital was .2365%.

Balance computed by respondent as previously reported	$ 312,271
Audit adjustments – net	(11,741)
Audited net capital at January 31, 2003	$ 300,530

Non-allowable assets

Broker-dealers receivable	$ 25,427
Prepaid expenses	859
Furniture and equipment (net of accumulated depreciation of $26,325)	7,410
Other assets	17,102
Total non-allowable assets per paragraph (d) of Rule 17a-5	$ 50,798

Summary of significant audit adjustments:

Accrual of pension	$ (26,899)
Adjust outstanding receivables from broker-dealers and clearing organization	9,960
Other including increase in non-allowable assets	5,198
	$ (11,741)

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Roberts & Ryan Investments Inc. as of 01/31/03

COMPUTATION OF NET CAPITAL

Item		Code		Code
1. Total ownership equity from Statement of Financial Condition			$ 361,599	3480
2. Deduct ownership equity not allowable for Net Capital [19]			( )	3490
3. Total ownership equity qualified for Net Capital			361,599	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 361,599	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) [17]	$ 50,798	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(50,798)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions [20]			$ 310,801	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities [18]		3735		
2. Debt securities	10,073	3733		
3. Options		3730		
4. Other securities	198	3734		
D. Undue Concentration		3650		
E. Other (List)		3736	(10,271)	3740
10. Net Capital			$ 300,530	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Roberts & Ryan Investments Inc. as of 01/31/03

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 4,735	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 100,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 100,000	3760
14.	Excess net capital (line 10 less 13)	$ 200,530	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 293,421	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 71,091	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
19.	Total aggregate indebtedness			$ 71,091	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 23.65	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			% 100	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Roberts & Ryan Investments Inc. as of 01/31/03

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)
    - A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... [4550]
    - B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... [4560]
    - C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm Pershing and Emmett A. Larkin Co., Inc. [4335] X [4570]
    - D. (k) (3)—Exempted by order of the Commission .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL $ [4699]

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

3/78

Roberts and Ryan Investments, Inc.
SEC NUMBER 8-37469
Supplementary Information Required
Compliance and Internal Controls
January 31, 2003

Board of Directors
Roberts and Ryan Investments Inc.
San Francisco, California

Exhibit A

In planning and performing our audit of the financial statements and supplementary schedules of Roberts and Ryan Investments Inc., for the year ended January 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Roberts and Ryan Investments, Inc.
SEC NUMBER 8-37469
Supplementary Information Required
Compliance and Internal Controls
January 31, 2003

Because of inherent limitations in internal control or the practices procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design or operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material in adequacy for such purposes. Based on this understanding and our study, we believe the Company's practices and procedures were adequate at January 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Bruno & Bruno CPA's
Pleasant Hill, California
March 13, 2002

